Exhibit 14.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Emperor Mines Limited:
We consent to the incorporation by reference in Amendment No.4 to the Registration
Statement, No.333-102800, of DRDGOLD Limited on Form F-3 and Registration Statement,
No.333-121386, of DRDGOLD Limited on Form F-4 of our report dated December 13, 2005, with respect to the consolidated statements of financial position of Emperor Mines Limited and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of financial performance and cash flows for each of the years in the two-year period ended
June 30, 2005, which report appears in the Annual Report on Form 20-F of DRDGOLD
Limited for the year ended June 30, 2005.
/s/ KPMG
KPMG
Sydney, Australia
December 13, 2005